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                                       Filed by HealthAxis Inc. pursuant to Rule
                                       425 under the Securities Act of 1933.
                                       Subject Company: Health Axis.com, Inc.
                                       Registration No.: 333-30256



                                [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE:

Investor and Media Contact:
Steven M. Kaplan
HealthAxis Inc.
610-275-3800
skaplan@healthaxis.com




            HEALTHAXIS INC. SENDS PROXY REMINDERS FOR ANNUAL MEETING

               DUPLICATE PROXIES RELEASED TO STOCKHOLDERS JAN 12th


EAST NORRITON, PA. Jan 16, 2001--HealthAxis Inc. (NASDAQ: HAXS) today announced that it has distributed duplicate proxy material to those shareholders of record who have not yet returned their proxies for the upcoming annual meeting. The Company will hold its annual meeting on January 26, 2001, where its shareholders will consider and vote on a proposal to approve its proposed merger with HealthAxis.com, a leading provider of Web-enabling software solutions for healthcare payers and intermediaries, and a subsidiary of HealthAxis Inc. Through the proposed merger HealthAxis Inc. will acquire all of the outstanding shares of HealthAxis.com common stock it does not presently own. Completion of the planned merger is expected as soon as practical, following the shareholders' meeting.

Shareholders will also be requested to elect eight directors. The board of directors selected close of business, November 29, 2000, as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting.

Shareholders are urged to vote their proxies immediately upon receipt of their package. There are four alternative ways to vote:

         If your shares are held in an account or brokerage firm or bank participating in the ADP Investor Communications Services, you may vote those shares by: 1) calling Tele-Vote at 1-888-624-2255 and telling them that you want to vote your proxy for the HealthAxis Inc. annual meeting, 2) calling the telephone number referenced on the voting form included in the package sent to you or 3) via the internet 24 hours a day, 7 days a week at http://www.proxyvote.com. 4) By mailing back the proxy card you receive in the packet of information. In order to vote via methods 2 or 3, the control number on the voting form is needed.

         If your shares are held in certificate form, you may vote those shares by: 1) calling the telephone number referenced on the voting form or 2) via the internet, 24 hours a day, 7 days a week at http://www.eproxy.com/HAXS. 3) By mailing back the proxy card you receive in the packet of information. In order to vote via methods 1 or 2, the control number on the voting form is needed.

HealthAxis Inc.'s annual meeting will be held at 2 p.m. on Friday January 26, 2001 at its executive offices located at 2500 DeKalb Pike, E. Norriton, Pennsylvania.

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Page 2
HealthAxis, Inc.
Second Proxy Reminder
01-16-01


Additional Information and Where to Find it:
HealthAxis Inc. has filed a Registration Statement on SEC Form S-4 in connection with the merger and has mailed a Joint Proxy Statement/Prospectus to stockholders of HealthAxis Inc. and HealthAxis.com, Inc. containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about HealthAxis Inc. and HealthAxis.com, Inc., the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from HealthAxis Inc. by directing a request by mail to: Steven M. Kaplan, Investor and Media Contact, HealthAxis Inc., 2500 DeKalb Pike, East Norriton, PA 19401, or by calling Steven M. Kaplan at (610) 275-3800.

In addition to the Registration Statement and the Joint Proxy Statement/ Prospectus, HealthAxis Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by HealthAxis Inc. at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. HealthAxis Inc.'s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

HealthAxis Inc., its directors, executive officers and certain other members of management and employees may be soliciting proxies from HealthAxis Inc.'s stockholders in favor of the approval of the merger and for each of the nominees for director. A description of any interests that HealthAxis Inc.'s directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.


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Page 3
HealthAxis, Inc.
Second Proxy Reminder
01-16-01


About HealthAxis Inc.
HealthAxis.com, a subsidiary of HealthAxis Inc., is a leader in Web-enabling both healthcare payers and the intermediaries through which product is sold and serviced. The Company's proprietary Insur-Web(TM), Insur-Enroll(R), and Insur-Admin(TM) product line allows clients to participate in the emerging digital economy by integrating client legacy systems into the World Wide Web. HealthAxis customers enjoy reduced costs and enhanced productivity in their core business operations -- including plan rating, distribution, enrollment, and member services -- through the integration of the Company's advanced, XML-enabled product line. Additionally, HealthAxis provides payers with software and services for claims processing, plan administration, and imaging through the following products: Insur-Claims(TM), Insur-Dental(TM), Insur-Image(TM), and Insur-Voice(TM). The Company's customers include leading health insurers, Blue Cross/Blue Shield organizations, third-party administrators, and Web-based insurance and benefits marketers. HealthAxis.com is headquartered in suburban Philadelphia, with significant operations in Dallas, as well as offices in eight additional locations both domestic and abroad. The company employs over 350 IT professionals.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements made which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to trends, management's beliefs, expectations and opinions, which are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors, which may cause actual results to differ materially from those in the forward-looking statements. For further information which could cause actual results to differ from the Company's expectations, as well as other factors which could affect the Company's financial statements, please refer to HealthAxis Inc.'s reports filed with the Securities and Exchange Commission.


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